                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11 - K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1998

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1 - 5542


              THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
                  INCOME TRUST OF DEXTER CORPORATION AND DEXTER
                 CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1 - 3 of Form 11 - K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT
Designation    Description                                Method of Filing
Exhibit 23     Consent of PricewaterhouseCoopers LLP,     Filed with this report
               Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      THE EMPLOYEES' SAVINGS AND PROFIT
                                      SHARING RETIREMENT INCOME TRUST OF
                                      DEXTER CORPORATION AND DEXTER
                                      CORPORATION, NONWOVEN MATERIALS -
                                      PLAN PORTION


Date:  June 29, 1999                   /s/ Lawrence D. McClure

                                      Lawrence D. McClure
                                      Dexter Corporation
                                      Plan Administrator

THE EMPLOYEES' SAVINGS AND
PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER
CORPORATION AND DEXTER
CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION,
NONWOVEN MATERIALS -- PLAN PORTION
CONTENTS
DECEMBER 31, 1998
---------------------------------------------------------------
                                                                            PAGE

Report of Independent Accountants                                             1


Financial Statements

    Statement of Net Assets Available for Benefits
        As of December 31, 1998 and December 31, 1997                         2

    Statement of Changes in Net Assets Available for
        Benefits for the years ended December 31, 1998 and 1997               3

Notes to Financial Statements                                                 4


Supplemental Schedule
    Line 27(a) - Schedule of Assets Held for Investment Purposes
        as of December  31, 1998                                             17

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Plan Administrator of
The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation,
    Nonwoven Materials - Plan Portion

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion (the "ESPRIT") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the ESPRIT's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
---------------------------------------
    PricewaterhouseCoopers LLP


May 28, 1999
Springfield, Massachusetts

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                                               1998                         1997
Assets
    Investment in Master Trust at fair value                                               $140,213,115                 $117,974,928
    Contributions receivable
      Employer                                                                                2,952,548                    3,109,244
      Employee                                                                                    7,274                       91,743
    Cash surrender value of life insurance                                                      461,893                      879,671
                                                                                           ------------                 ------------
        Total assets                                                                        143,634,830                  122,055,586

Accrued administrative costs                                                                         --                       80,766
                                                                                           ------------                 ------------

Net assets available for benefits                                                          $143,634,830                 $121,974,820
                                                                                           ============                 ============


   The accompanying notes are an integral part of these financial statements.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                                 1998                      1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Contributions
      Employer                                                                              $   2,952,548             $   3,109,945
      Employee                                                                                  1,234,352                 1,370,032
    Net appreciation of the master trusts                                                      24,808,657                19,333,452
    Increase (Decrease) in cash surrender value of life insurance                                  28,266                   (29,723)
                                                                                            -------------              ------------
                                                                                               29,023,823                23,783,706
                                                                                            -------------              ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid directly to participants or their beneficiaries                               7,094,814                 5,961,254
    Administrative expenses                                                                       268,999                   503,550
    Other                                                                                              --                       (14)

                                                                                            -------------              ------------
                                                                                                7,363,813                 6,464,790
                                                                                            -------------              ------------
Net increase                                                                                   21,660,010                17,318,916

Net assets available for benefits, beginning of year                                          121,974,820               104,655,904
                                                                                            -------------              ------------
Net assets available for benefits, end of year                                              $ 143,634,830             $ 121,974,820
                                                                                            =============              ============


   The accompanying notes are an integral part of these financial statements.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

     The following is a general description of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion ("ESPRIT"). Participants should refer to the Plan document for a more complete description of ESPRIT's provisions.

     GENERAL
     ESPRIT is a defined contribution plan covering all eligible employees of the Dexter Nonwoven Materials Business of Dexter Corporation (the "Company") as well as all eligible employees of the Corporate Division. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The plan was amended and restated as of October 1, 1998 to rename the plan from the ESPRIT Plan, amend certain plan provisions, and provide for changes and additions to the investment options.

     PLAN ADMINISTRATOR
     The Company is the administrator of the Plan. Among the responsibilities of the Company as administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

     ELIGIBILITY
     Each eligible employee becomes a participant in ESPRIT on the first day of the month following the date the employee completes one year of eligibility service, provided the employee has reached age 21. However, effective July 1, 1997, with respect to pre-tax and voluntary after-tax employee contributions, an eligible employee becomes a participant on the first day of the month following the date of enrollment in ESPRIT.

     CONTRIBUTIONS
     The Company contribution to ESPRIT each plan year varies according to profits (generally, 7-10% of ESPRIT eligible earnings). The contribution by the Company is remitted annually to the trustee. Payment is usually made on or before the due date of the Company's federal income tax return, including extensions thereof.

     Participants may make elective contributions to ESPRIT either on a pre-tax or after-tax basis; however, total after-tax participant contributions are limited to up to 15% of a participant's monthly compensation. Participant contributions are also subject to certain requirements, including Sections 401(k), 401(m), 402(g) and 415(d) of the Code.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     PARTICIPANT ACCOUNTS
     Each participant's share of the allocation of the Company's contribution and forfeitures of nonvested interests of former participants is allocated to his or her account based upon length of service and the individual's compensation paid during the plan year. However, participants who do not have at least 1,000 hours of service during such plan year or who are not employed by the Company on the last day of the plan year are generally ineligible to share in the allocation.

     At any time, a participant may direct ESPRIT's trustee to invest the value of his or her account and future contributions in a Spartan U.S. Equity Index Fund, Managed Income Portfolio (MIP) II Fund, Dexter Corporation Stock Fund, Small Cap Selector Fund, Diversified International Fund, Puritan Fund, Equity-Income Fund, Blue Chip Growth Fund, Aggressive Growth Fund, and PIMCO Total Return Fund.

     Daily the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund(s).

     VESTING
     The Company's portion of a participant's account shall become fully vested upon (a) attaining the age of 65 (62 for employees who became participants on or before January 1, 1991), (b) death, (c) termination of employment due to permanent disability, (d) completion of five years of vesting service, or (e) discontinuance of contributions by the Company or partial or complete termination of the Plan. Employee elective pre-tax and after-tax contributions are immediately fully vested.

     If a participant separates from the Company before becoming fully vested, nonvested matching contributions will be forfeited. These forfeitures will be applied toward Company contributions.

     PAYMENT OF BENEFITS
     Each participant is eligible to receive payment of his or her account on the first day of the month following his or her 65th birthday provided the participant ceases to be employed by the Company or any affiliated company. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death benefits, or disability.

     Each participant may elect distribution of his or her account in (a) a cash lump sum, (b) a series of substantially equal payments over the participant's life expectancy or joint life expectancy of the participant and his or her beneficiary, (c) periodic or nonperiodic payments as elected by the participant, or (d) any form that is grandfathered for certain participants. Once a participant attains age 70-1/2, however, the participant must take substantially equal installments over a period not to exceed the participant's life expectancy.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     Any portion of a participant's account which is invested in Dexter Corporation common stock may be received, when eligible, in whole shares of stock (with any fractional shares in cash), in cash, or in some combination of shares of stock and cash as elected by the participant.

     WITHDRAWALS AND LOANS
     A participant may withdraw all or any portion of his or her account balance resulting only from his or her contributions (exclusive of earnings on pre-tax contributions) plus up to fifty percent of his or her company contribution once fully vested. Withdrawals are subject to participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

     Participants may also obtain loans from ESPRIT. A participant may have no more than two loans outstanding at any time. The total of all loans outstanding generally shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The plan provides for investment options in various funds of a master trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     INVESTMENT VALUATION
     With the exception of the cash surrender value of life insurance policies, all assets are valued as of the last business day of the year according to the following methods:

     A.  INVESTMENT IN MASTER TRUST

         Fleet National Bank held certain combined assets of the ESPRIT and other employee benefit plans of the Company in a Master Trust (the "Fleet Master Trust") through July 31, 1998. On August 1, 1998, the Fleet Master Trust assets for all defined contribution plans were transferred to a newly established Master Trust held by Fidelity Management Trust Company ("Fidelity Master Trust"). The allocable portion of the assets and related income of the master trusts are included in these financial statements.

         Approximately sixty percent and forty-six percent of the assets of the Fidelity Master Trust and Fleet Master Trust, respectively, were owned by ESPRIT at December 31, 1998 and 1997, respectively. In addition to Fleet and Fidelity, other managers act as investment advisors for certain of the combined assets of the master trusts.

         The investment in master trusts consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values were utilized to allocate investment income and the assets to individual participant's accounts.

         At December 31, 1998 and 1997, investments contained in pooled funds were valued according to the following methods:

                  COMMON STOCKS
                  If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

                  CORPORATE BONDS
                  Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

                  GOVERNMENT SECURITIES
                  The Trust accounting reflects dealer market value quotes at the last business day of the month.

                  SHORT-TERM OBLIGATIONS
                  Short-term instruments are valued at cost, which approximates fair value.

                  GUARANTEED INVESTMENT CONTRACTS
                  Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                  PARTICIPANT LOANS
                  Participant loans are stated at the unpaid principal balance.

                  MUTUAL FUNDS
                  The fund's net asset value per share is the value of a single share. Fidelity normally calculates the fund's net assets value per share as of the close of business of the New York Stock Exchange.

                  MANAGED INCOME PORTFOLIO (MIP) II
                  The value of each share is determined on a daily basis by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on each valuation date. Portfolio assets are valued at fair value as determined in good faith by Fidelity.

     B.  CASH SURRENDER VALUE OF LIFE INSURANCE

         The cash surrender value of life insurance policies is determined as of August 1, 1998 and 1997, the anniversary date of the policies.

     OTHER
     The Fleet Master Trust recorded purchases and sales of securities on a settlement date basis. Gains or losses on sales of securities were based on average cost. Dividend income was recorded on the ex-dividend date. The Fidelity Master Trust values transactions daily on a trade date basis. Income from other investments is recorded as earned on the accrual basis.

     The net appreciation in the fair value of investments is presented in the Statement of Changes in Net Assets Available for Benefits under the caption "net appreciation of the master trusts". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.


3.       TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1994 that ESPRIT and the related trust, as amended through January 22, 1991, is designed in accordance with applicable sections of the Internal Revenue Code. ESPRIT has been amended since receiving the determination letter. The Plan Administrator and ESPRIT's tax counsel believe that ESPRIT is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

4.       PLAN TERMINATION

     The Company reserves the right by resolution of its Board of Directors to amend or modify ESPRIT at any time and for any reason, and also reserves the right by resolution to terminate ESPRIT at any time for any reason but no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under ESPRIT; nor shall such action, except to the extent required to permit ESPRIT to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

     In the event of full or partial termination of ESPRIT or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

5.       INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     VALUATION
     The MIP II fund of the Fidelity Master Trust, in which ESPRIT participates, invests in five guaranteed investment contracts (GICs) with insurance companies in 1998 (five in the Fleet Master Trust Fixed Income Fund in
     1997). Also included in the MIP II Blend fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Fidelity Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1998 and 1997 and are presented below:

                                                                   1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               CONTRACT VALUE
                                                        MATURITY          CREDITING              INCLUDING                 FAIR
ISSUER                                                    DATE          INTEREST RATE         ACCRUED INTEREST            VALUE
John Hancock Mutual Life Insurance Company              12/15/99             7.50%              $   6,900,854          $ 7,037,358
John Hancock Mutual Life Insurance Company               6/15/99             8.25                   3,432,078            3,473,941
Metropolitan Life Insurance Company                      6/15/01             6.70                   3,316,202            3,316,203
New York Life Insurance and Annuity Corporation         12/15/99             6.35                   5,654,207            5,750,004
SEI Stable Asset Fund                                    3/13/99             6.16                  25,437,398           25,437,389
Fidelity IPL                                              N/A                5.62                  16,514,080           16,514,080
                                                                                                -------------          -----------
        Total                                                                                   $  61,254,819          $61,528,975
                                                                                                =============          ===========



                                                                   1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               CONTRACT VALUE
                                                        MATURITY          CREDITING              INCLUDING                 FAIR
ISSUER                                                    DATE          INTEREST RATE         ACCRUED INTEREST            VALUE
John Hancock Mutual Life Insurance Company              12/15/99             7.50%              $   6,419,400          $ 6,596,663
John Hancock Mutual Life Insurance Company              12/15/98             8.25                   6,339,647            6,503,876
Metropolitan Life Insurance Company                      6/15/01             6.70                   3,107,969            3,170,729
New York Life Insurance and Annuity Corporation          9/15/98             7.00                   4,108,467            4,136,796
New York Life Insurance and Annuity Corporation          2/15/00             6.35                   5,316,603            5,354,718
SEI Stable Asset Fund                                   Various            Various                 24,627,703           24,505,061
                                                                                                -------------          -----------
        Total                                                                                   $  49,919,789          $50,267,843
                                                                                                =============          ===========

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     CONCENTRATION OF CREDIT RISK
     Of the guaranteed investment contracts included in the MIP II fund, two (three in the fixed income fund in 1997), which were held with two individual insurance companies at December 31, 1998 and 1997, respectively, represent concentrations of credit risk. The total contract values held with each company are approximately $6.9 million and $16.5 million, respectively ($6.4 million, $6.3 million, and $5.3 million, respectively at December 31, 1997) and represent 11.1% and 26.5%, respectively (12.7%, 12.5% and 10.5%, respectively, at December 31, 1997), of the total fair value of the MIP II Fund (fixed income fund in 1997). The SEI Stable Asset Fund has a contract value, including accrued interest, of approximately $25.4 million ($24.6 million in 1997) and represents 40.8% (48.6% in 1997)
     of the total fair value of the MIP II fund.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

6.       MASTER TRUST

     Investments and net appreciation for the master trusts for the Dexter Corporation Master Trusts and the ESPRIT's allocable portion at December 31, 1998 and 1997, and for the years then ended, are as follows:

                                                          INVESTMENT IN MASTER TRUSTS
                                      ---------------------------------------------------------------------
                                                                DECEMBER 31, 1998
                                      ---------------------------------------------------------------------
                                                                                   PLAN'S SHARE OF
                                         FIDELITY MASTER TRUST                  FIDELITY MASTER TRUST
                                      -------------------------------       -------------------------------
                                       FAIR VALUE            COST            FAIR VALUE            COST
Spartan U.S. Equity Index fund/
    Large/Mid Cap Equity fund         $144,559,480       $136,435,450       $ 85,962,212       $ 81,185,744
MIP II/Fixed Income fund/Money
    Market/Permag Bond fund             62,349,051         62,349,051         40,012,072         40,012,072
Dexter Corporation Stock fund            2,224,784          1,907,087            613,024            560,156
Participant Loan fund                    4,374,338          4,374,338            584,033            584,033
Pension Bond fund
Pension Fixed fund
Small Cap Selector/
    Small Cap Equity fund                5,525,948          5,353,926          2,630,912          2,553,471
Diversified International fund/
    International Equity fund            2,426,685          2,519,856          1,056,476          1,101,286
Puritan fund                             1,539,278          1,451,542          1,214,747          1,145,452
Equity - Income fund                       886,202            844,886            821,158            783,190
Blue Chip Growth fund                    5,502,563          4,769,996          3,896,530          3,403,111
Aggressive Growth fund                   2,179,539          1,908,378          1,363,275          1,200,677
PIMCO Total Return fund                  2,479,245          2,548,929          2,058,676          2,113,903
                                      ------------       ------------       ------------       ------------
                                      $234,047,113       $224,463,439       $140,213,115       $134,643,095
                                      ============       ============       ============       ============

                                                          INVESTMENT IN MASTER TRUSTS
                                      ---------------------------------------------------------------------
                                                                DECEMBER 31, 1997
                                      ---------------------------------------------------------------------
                                                                                   PLAN'S SHARE OF
                                            FLEET MASTER TRUST                   FLEET MASTER TRUST
                                      -------------------------------       -------------------------------
                                       FAIR VALUE           COST             FAIR VALUE            COST
Spartan U.S. Equity Index fund/
    Large/Mid Cap Equity fund         $151,553,887       $109,123,219       $ 72,416,285       $ 52,141,837
MIP II/Fixed Income fund/Money
    Market/Permag Bond fund             60,541,323         60,457,616         40,738,281         40,738,281
Dexter Corporation Stock fund            9,255,185          6,240,802            126,032            111,685
Participant Loan fund                    3,092,826          3,092,826            449,493            449,493
Pension Bond fund                       21,952,225         21,678,206
Pension Fixed fund                           9,554              9,554
Small Cap Selector/
    Small Cap Equity fund                4,849,734          4,699,045          2,789,657          2,702,978
Diversified International fund/
    International Equity fund            6,567,574          6,993,935          1,455,180          1,549,649
Puritan fund
Equity - Income fund
Blue Chip Growth fund
Aggressive Growth fund
PIMCO Total Return fund
                                      ------------       ------------       ------------       ------------
                                      $257,822,308       $212,295,203       $117,974,928       $ 97,693,923
                                      ============       ============       ============       ============

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

6.   MASTER TRUST, CONTINUED

                                                                           NET APPRECIATION OF THE MASTER TRUSTS FOR THE YEARS ENDED
                                                                                              DECEMBER 31, 1998
                                                                           ---------------------------------------------------------
                                                                                FLEET              FIDELITY         PLAN'S SHARE
                                                                             MASTER TRUST        MASTER TRUST     OF MASTER TRUSTS

Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund                     $ 30,494,147        $ 13,458,797       $ 20,891,339
MIP II/Fixed Income/Money Market fund/Permag Bond fund                          2,439,406           1,794,340          2,789,020
Dexter Corporation Stock fund                                                  (2,565,897)            203,524            (46,792)
Participant Loan fund                                                             160,191             156,919             38,590
Pension Bond fund                                                               2,142,956
Pension Fixed fund                                                                    538
Small Cap Selector/Small Cap Equity fund                                          267,638             (25,919)            91,887
Diversified International fund/International Equity Fund                          947,107             (92,647)            84,886
Puritan fund                                                                                         155,327             130,346
Equity - Income fund                                                                                  68,932              63,529
Blue Chip Growth fund                                                                                770,395             516,566
Aggressive Growth fund                                                                               387,852             236,660
PIMCO Total Return fund                                                                               15,179              12,626
                                                                             ------------        ------------       ------------
                                                                             $ 33,886,086        $ 16,892,699       $ 24,808,657
                                                                             ============        ============       ============


                                                                         NET APPRECIATION OF THE MASTER TRUSTS FOR THE YEARS ENDED
                                                                                            December 31, 1997
                                                                         ---------------------------------------------------------
                                                                                     FLEET                 PLAN'S SHARE OF
                                                                                  MASTER TRUST           FLEET MASTER TRUST

Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund                          $ 34,850,215             $ 16,098,835
MIP II/Fixed Income/Money Market fund/Permag Bond fund                               4,244,875                2,789,547
Dexter Corporation Stock fund                                                        2,580,658                    9,734
Participant Loan fund                                                                  222,688                   29,732
Pension Bond fund                                                                    2,025,292
Pension Fixed fund                                                                         529
Small Cap Selector/Small Cap Equity fund                                               595,134                  356,545
Diversified International fund/International Equity Fund                              (122,117)                  49,149
Puritan fund
Equity - Income fund
Blue Chip Growth fund
Aggressive Growth fund
PIMCO Total Return fund
                                                                                  ------------             ------------
                                                                                  $ 44,397,274             $ 19,333,542
                                                                                  ============             ============

At December 31, 1998, 768 employees (781 in 1997) were participating in the Plan. Appropriate participation by fund was as follows:



FUND                                                                                       NUMBER OF PARTICIPANTS
                                                                            ---------------------------------------------------
                                                                            DECEMBER 31, 1998                 DECEMBER 31, 1997
Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund                          673                                623
MIP II/Fixed Income fund/Money Market fund                                        591                                586
Dexter Corporation Stock fund                                                      46                                15
Participant Loan fund                                                              76                                67
Small Cap Selector/Small Cap Equity fund                                          151                                98
Diversified International fund/International Equity fund                          101                                72
Puritan fund                                                                       40
Equity - Income fund                                                               36
Blue Chip Growth fund                                                             117
Aggressive Growth fund                                                             76
PIMCO Total Return fund                                                            37

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

7.       AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

     The changes in net assets available for benefits of the various funds for the year ended December 31, 1998 are as follows:

                                                    SPARTAN
                                                 U. S. EQUITY                      LIFE         PURITAN      PARTICIPANT
                                                  INDEX FUND        MIP II       INSURANCE        FUND        LOAN FUND
Additions to net assets attributed to
    Contributions
      Employer                                   $  1,685,488   $    860,057                  $     30,098
      Employee                                        811,627        243,046                         3,414
    Net appreciation of the Master Trusts          20,891,339      2,789,020                       130,346  $     38,590
    Increase in cash surrender value                                           $     28,266
                                                 ------------   ------------   ------------   ------------  ------------
                                                   23,388,454      3,892,123         28,266        163,858        38,590

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                        3,285,266      3,502,661       103,756             454        44,752
    Administrative expenses                           252,482         14,013                                         850
                                                 ------------   ------------   ------------   ------------  ------------

                                                    3,537,748      3,516,674        103,756            454        45,602

Net transfers/(other)                              (4,819,284)    (3,108,360)      (342,288)     1,082,557       154,158
                                                 ------------   ------------   ------------   ------------  ------------

Net addition (deduction)                           15,031,422     (2,732,911)      (417,778)     1,245,961       147,146

Net assets available for benefits,
    beginning of year                              71,484,158     44,715,856        879,671             --       515,539
                                                 ------------   ------------   ------------   ------------  ------------

Net assets available for benefits,
    end of year                                  $ 86,515,580   $ 41,982,945   $    461,893   $  1,245,961  $    662,685
                                                 ============   ============   ============   ============  ============

                                                    DEXTER       SMALL CAP     DIVERSIFIED                    BLUE CHIP
                                                  CORPORATION     SELECTOR    INTERNATIONAL     EQUITY-        GROWTH
                                                  STOCK FUND       FUND           FUND        INCOME FUND       FUND
Additions to net assets attributed to
    Contributions
      Employer                                   $      8,236   $     89,793   $     38,181   $     15,326   $   128,168
      Employee                                         22,698         91,680         39,824          1,592        11,810
    Net appreciation of the Master Trusts             (46,792)        91,887         84,886         63,529       516,566
    Increase in cash surrender value
                                                 ------------   ------------   ------------   ------------  ------------
                                                      (15,858)       273,360        162,891         80,447       656,544

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                            1,196         61,603         89,534                          688
    Administrative expenses                                42          1,043            559
                                                 ------------   ------------   ------------   ------------  ------------

                                                        1,238         62,646         90,093                          688

Net transfers/(other)                                 511,320       (258,778)      (513,891)       756,042     3,369,108
                                                 ------------   ------------   ------------   ------------  ------------

Net addition (deduction)                              494,224        (48,064)      (441,093)       836,489     4,024,964

Net assets available for benefits,
    beginning of year                                 127,026      2,794,621      1,457,949             --            --
                                                 ------------   ------------   ------------   ------------  ------------

Net assets available for benefits,
    end of year                                  $    621,250   $  2,746,557   $  1,016,856   $    836,489  $  4,024,964
                                                 ============   ============   ============   ============  ============

                                                            AGGRESSIVE               PIMCO
                                                              GROWTH                 TOTAL
                                                               FUND               RETURN FUND              TOTAL
Additions to net assets attributed to
    Contributions
      Employer                                             $     63,292          $     33,909          $  2,952,548
      Employee                                                    5,905                 2,756             1,234,352
    Net appreciation of the Master Trusts                       236,660                12,626            24,808,657
    Increase in cash surrender value                                                                         28,266
                                                           ------------          ------------          ------------
                                                                305,857                49,291            29,023,823

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                                                            4,904             7,094,814
    Administrative expenses                                          10                                     268,999
                                                           ------------          ------------          ------------

                                                                     10                 4,904             7,363,813

Net transfers/(other)                                         1,121,215             2,048,201                    --
                                                           ------------          ------------          ------------

Net addition (deduction)                                      1,427,062             2,092,588            21,660,010

Net assets available for benefits,
    beginning of year                                                --                    --           121,974,820
                                                           ------------          ------------          ------------

Net assets available for benefits,
    end of year                                            $  1,427,062          $  2,092,588          $143,634,830
                                                           ============          ============          ============

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

7.   AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND, CONTINUED

     The changes in net assets available for benefits of the various funds for the year ended December 31, 1997 are as follows:

                                                    LARGE/MID CAP                                           MONEY
                                                       EQUITY         FIXED INCOME         LIFE             MARKET
                                                        FUND              FUND           INSURANCE           FUND
Additions to net assets attributed to
    Contributions
      Employer                                                        $  3,109,244                        $        701
      Employee                                      $    894,747           300,998                              18,338
    Net appreciation of the Master Trust              16,098,835         2,745,287                              44,170
    Increase (decrease) in cash surrender value                                         $    (29,723)
                                                    ------------      ------------      ------------      ------------
                                                      16,993,582         6,155,529           (29,723)           63,209

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                           1,395,760         4,367,417                              77,177
    Administrative expenses                              444,804            51,894                               1,456
                                                    ------------      ------------      ------------      ------------

                                                       1,840,564         4,419,311                              78,633

Net transfers                                         (2,236,483)         (468,829)                            706,338
                                                    ------------      ------------      ------------      ------------

Net addition (deduction)                              12,916,535         1,267,389           (29,723)          690,914

Net assets available for benefits,
    beginning of year                                 58,567,623        42,290,991           909,394           466,562
                                                    ------------      ------------      ------------      ------------

Net assets available for benefits,
    end of year                                     $ 71,484,158      $ 43,558,380      $    879,671      $  1,157,476
                                                    ============      ============      ============      ============

                                                                     THE DEXTER
                                                   PARTICIPANT      CORPORATION       SMALL CAP      INTERNATIONAL
                                                    LOAN FUND       STOCK FUND       EQUITY FUND      EQUITY FUND        TOTAL
Additions to net assets attributed to
    Contributions
      Employer                                                                                                         $  3,109,945
      Employee                                                      $     10,965     $     97,416     $     47,568        1,370,032
    Net appreciation of the Master Trust           $     29,732            9,734          356,545           49,149       19,333,452
    Increase (decrease) in cash surrender value                                                                             (29,723)
                                                   ------------     ------------     ------------     ------------     ------------
                                                         29,732           20,699          453,961           96,717       23,783,706

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                              2,442                            41,276           77,182        5,961,254
    Administrative expenses                               2,000               64            2,173            1,159          503,550
                                                   ------------     ------------     ------------     ------------     ------------

                                                          4,442               64           43,449           78,341        6,464,804

Net transfers                                           130,574           63,805        1,456,312          348,297               14
                                                   ------------     ------------     ------------     ------------     ------------

Net addition (deduction)                                155,864           84,440        1,866,824          366,673       17,318,916

Net assets available for benefits,
    beginning of year                                   359,675           42,586          927,797        1,091,276      104,655,904
                                                   ------------     ------------     ------------     ------------     ------------

Net assets available for benefits,
    end of year                                    $    515,539     $    127,026     $  2,794,621     $  1,457,949     $121,974,820
                                                   ============     ============     ============     ============     ============

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

8.       RECLASSIFICATIONS

     Certain 1997 amounts have been reclassified to conform with the current year presentation.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER        DESCRIPTION OF INVESTMENT INCLUDING MATURING DATE
  LESSOR, OR SIMILAR PARTY         RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE          COST            CURRENT VALUE
Massachusetts Mutual               Life Insurance                                               N/A            $      461,893

*Dexter Corporation                Plan's Share of Master Trust                            $  134,643,095      $  140,213,115


*Party in interest

                                  Exhibit Index



Exhibit 23 - Consent of PricewaterhouseCoopers LLP, Independent Public
             Accountants